UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2014

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

TEEKAY TANKERS LTD.

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2014

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended		Six Months Ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
	$	$	$	$
REVENUES
Time charter revenues (note 9a)	20,533	22,710	42,015	46,888
Net pool revenues (note 9a)	20,518	15,493	50,681	31,591
Voyage charter revenues	3,382	2,433	4,378	4,283
Interest income from investment in term loans (note 3)	—	2,856	9,118	5,683

Total revenues	44,433	43,492	106,192	88,445

OPERATING EXPENSES
Voyage expenses (note 9a)	3,612	2,449	5,051	5,362
Vessel operating expenses (note 9a)	23,585	24,832	46,379	47,886
Time-charter hire expenses	1,112	1,951	2,164	3,937
Depreciation and amortization	12,425	11,921	24,927	23,785
General and administrative (note 9a)	3,163	3,362	6,355	6,923
Loss provision on investment in term loans (note 3)	—	4,511	—	4,511
(Gain) loss on sale of vessels (note 10)	(9,955)	—	(9,955)	71

Total operating expenses	33,942	49,026	74,921	92,475

Income from operations	10,491	(5,534)	31,271	(4,030)

OTHER ITEMS
Interest expense	(2,274)	(2,604)	(4,621)	(5,115)
Interest income	60	20	198	24
Realized and unrealized (loss) gain on derivative instruments (note 6)	(3,614)	2,748	(1,970)	1,982
Equity income (loss) (note 4)	15	(167)	2,609	(168)
Other (expenses) income (note 4b)	(89)	(187)	3,534	(370)

Total other items	(5,902)	(190)	(250)	(3,647)

Net income (loss)	4,589	(5,724)	31,021	(7,677)

Per common share amounts (note 11)
- Basic earnings (loss) attributable to stockholders of Teekay Tankers	0.05	(0.07)	0.37	(0.09)
- Diluted earnings (loss) attributable to stockholders of Teekay Tankers	0.05	(0.07)	0.37	(0.09)
- Cash dividends declared	0.03	0.03	0.06	0.06
Weighted-average number of Class A and Class B common shares outstanding (note 11)
- Basic	83,676,425	83,591,030	83,646,230	83,591,030
- Diluted	83,966,874	83,591,030	83,962,395	83,591,030

Related party transactions (note 9)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at
	June 30, 2014	December 31, 2013
	$	$
ASSETS
Current
Cash and cash equivalents	21,764	25,646
Pool receivable from affiliates, net (note 9b)	13,699	10,765
Accounts receivable	2,545	4,247
Due from affiliates (note 9b)	33,197	27,991
Prepaid expenses	12,036	10,361
Investment in term loans (note 3)	—	136,061

Total current assets	83,241	215,071

Vessels and equipment
At cost, less accumulated depreciation of $276.3 million (2013 - $251.4 million)	841,013	859,308
Loan to equity accounted investment (note 4)	8,680	9,830
Equity accounted investments (note 4)	35,975	8,366
Derivative asset (note 6)	4,026	—
Other non-current assets	4,564	4,954

Total assets	977,499	1,097,529

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	3,388	2,251
Accrued liabilities	14,971	21,069
Current portion of long-term debt (note 5)	51,959	25,246
Current portion of derivative instruments (note 6)	7,482	7,344
Deferred revenue	—	2,961
Due to affiliates (note 9b)	8,707	11,323

Total current liabilities	86,507	70,194

Long-term debt (note 5)	557,439	719,388
Derivative instruments (note 6)	15,418	17,924
Other long-term liabilities	5,444	5,351

Total liabilities	664,808	812,857

Commitments and contingencies (note 4, 5 and 6)

Stockholders’ Equity
Common stock and additional paid-in capital (300 million shares authorized, 71.2 million Class A and 12.5 million Class B shares issued and outstanding as of June 30, 2014 and 71.1 million Class A and 12.5 million Class B shares issued and outstanding as of December 31, 2013) (note 8)	673,966	673,217
Accumulated deficit	(361,275)	(388,545)

Total stockholders’ equity	312,691	284,672

Total liabilities and stockholders’ equity	977,499	1,097,529

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Six Months Ended
	June 30, 2014	June 30, 2013
	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income (loss)	31,021	(7,677)
Non-cash items:
Depreciation and amortization	24,927	23,785
Loss provision on investment in term loans	—	4,511
Gain on sale of vessels	(9,955)	71
Unrealized gain on derivative instruments	(2,975)	(6,907)
Equity (income) loss	(2,609)	168
Other	(2,325)	805
Change in operating assets and liabilities	(27,676)	6,898
Expenditures for dry docking	(5,795)	(3,696)

Net operating cash flow	4,613	17,958

FINANCING ACTIVITIES
Proceeds from long-term debt	31,947	27,136
Repayments of long-term debt	(10,183)	(12,623)
Prepayment of long-term debt	(157,000)	(20,000)
Equity contribution from Teekay Corporation (note 9c)	1,267	—
Cash dividends paid	(5,018)	(5,015)

Net financing cash flow	(138,987)	(10,502)

INVESTING ACTIVITIES
Proceeds from sale of vessels	154,000	9,119
Expenditures for vessels and equipment	(837)	(1,208)
Investment in equity accounted investments	(25,000)	(4,000)
Loan repayments from equity accounted investment	1,150	—
Term loan advance recoveries	1,179	—

Net investing cash flow	130,492	3,911

(Decrease) increase in cash and cash equivalents	(3,882)	11,367
Cash and cash equivalents, beginning of the period	25,646	26,341

Cash and cash equivalents, end of the period	21,764	37,708

Supplemental cash flow information (note 3)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in thousands of U.S. dollars, except share amounts)

	Common Stock and Additional Paid-in Capital
	Thousands of Common Shares	Class A	Class B	Accumulated Deficit	Total
	#	$	$	$	$
Balance as at December 31, 2013	83,591	673,092	125	(388,545)	284,672

Net income	—	—	—	31,021	31,021
Equity contribution from Teekay Corporation (note 9c)	—	—	—	1,267	1,267
Dividends declared	—	—	—	(5,018)	(5,018)
Shares issued as compensation (note 8)	85	70	—	—	70
Equity-based compensation (note 8)	—	679	—	—	679

Balance as at June 30, 2014	83,676	673,841	125	(361,275)	312,691

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Tankers Ltd. and its wholly-owned subsidiaries and equity accounted investments (collectively the Company). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2013. In the opinion of management, these interim unaudited consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

2.	Accounting Pronouncements Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require companies to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires companies to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016 and shall be applied retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted. The Company is evaluating the effect of adopting this new accounting guidance.

In April 2014, FASB issued Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (or ASU 2014-08) which raises the threshold for disposals to qualify as discontinued operations. A discontinued operation is defined as: (i) a component of an entity or group of components that has been disposed of or classified as held for sale and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results; or (ii) an acquired business that is classified as held for sale on the acquisition date. ASU 2014-08 also requires additional disclosures regarding discontinued operations, as well as material disposals that do not meet the definition of discontinued operations. ASU 2014-08 is effective for fiscal years beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in the financial statements previously issued or available for issuance. The impact, if any, of adopting ASU 2014-08 on the Company’s financial statements will depend on the occurrence and nature of disposals that occur after ASU 2014-08 is adopted.

3.	Investment in Term Loans

In July 2010, the Company invested in two term loans for a total cost of $115.6 million (or the Loans) which were scheduled to mature in July 2013. The Loans were secured by first priority mortgages registered on two 2010-built Very Large Crude Carriers (or VLCCs). The borrowers under the Loans had been in default on their interest payment obligations since the first quarter of 2013, and subsequently, in default of the repayment of the loan principal from the loan maturity date in July 2013. On March 21, 2014, the Company took ownership of the VLCCs, which were collateral for all amounts owing under the Loans, and the Loans were concurrently discharged. The VLCCs had an estimated fair value of $144 million on that date, which approximated all the amounts owing under the Loans. The transfer of ownership of the VLCCs and concurrent discharging of the Loans has been treated as a non-cash transaction in the Company’s consolidated statement of cash flows.

The VLCCs were classified as held for sale as of March 31, 2014. In May 2014, the Company sold two wholly-owned subsidiaries, each of which owns one VLCC, to Tanker Investments Ltd. (or TIL) (see note 10).

4.	Equity Accounted Investments

a.

The Company has a joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong). The Company has a 50% economic interest in the High-Q Investments Ltd. joint venture (or High-Q), which is jointly controlled by the Company and Wah Kwong.

In recent years, the Company advanced $8.7 million to the High-Q joint venture in the form of a non-interest bearing and unsecured loan. In March 2012, the joint venture entered into a $68.6 million loan with a financial institution. As at June 30, 2014, the loan had an outstanding balance of $62.9 million (December 31, 2013 - $64.7 million). The loan is secured by a first-priority mortgage on the VLCC owned by the joint venture and 50% of the outstanding loan balance is guaranteed by the Company. The joint venture has an interest rate swap agreement with a notional amount of $68.6 million that expires in June 2018, 50% of which is guaranteed by the Company. The interest rate swap exchanges a receipt of floating interest based on 3-months LIBOR for a payment of a fixed rate of 1.47% every three months.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

b.

In January 2014, the Company and Teekay Corporation (Teekay) formed TIL, which will seek to opportunistically acquire, operate and sell modern second-hand tankers to benefit from an expected recovery in the current cyclical low of the tanker market. The Company purchased 2.5 million shares of common stock for $25.0 million and received a stock purchase warrant entitling it to purchase up to 750,000 additional shares of common stock of TIL (see note 6). The stock purchase warrant is a derivative instrument, which had a value of $3.4 million on issuance which is reflected in the other (expenses) income in the Company’s consolidated statements of income loss for the six months ended June 30, 2014. The Company also received one preferred share, which entitles the Company to elect one Board member of TIL. The preferred share does not give the Company a right to any dividends or distributions of TIL. TIL is accounted for using the equity method. As of June 30, 2014, the Company’s ownership interest in TIL was 6.51%.

In May 2014, the Company sold two wholly-owned subsidiaries, each of which owns one VLCC, to TIL (see note 10).

5.	Long-Term Debt

	June 30, 2014	December 31, 2013
	$	$
Revolving Credit Facilities due through 2018	453,593	580,593
Term Loans due through 2021	155,805	164,041

	609,398	744,634
Less current portion	(51,959)	(25,246)

Total	557,439	719,388

As at June 30, 2014, the Company had three revolving credit facilities (or the Revolvers), which, as at such date provided for aggregate borrowings of up to $681.8 million, of which $228.2 million was undrawn (December 31, 2013 - $728.8 million, of which $148.2 million was undrawn). Interest payments are based on LIBOR plus margins, which, at June 30, 2014, ranged between 0.45% and 0.60% (December 31, 2013: 0.45% and 0.60%). The total amount available under the Revolvers reduces by $47.0 million (remainder of 2014), $120.9 million (2015), $89.1 million (2016), $395.9 million (2017), and $28.9 million (2018). As at June 30, 2014, the Revolvers were collateralized by 21 of the Company’s vessels, together with other related security. One of the Revolvers requires that the Company’s applicable subsidiary maintain a minimum hull coverage ratio of 105% of the total outstanding drawn balance for the facility period. As at June 30, 2014, this ratio was 133%. The vessel value used in this ratio is an appraised value prepared by the Company based on second-hand sale and purchase market data. A further delay in the recovery of the tanker market could negatively affect the ratio. In addition, one of the Revolvers requires the Company and certain of its subsidiaries to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company’s total consolidated debt. Two Revolvers are guaranteed by Teekay and contain covenants that require Teekay to maintain the greater of free cash (cash and cash equivalents) of at least $100.0 million and an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay’s total consolidated debt which has recourse to Teekay. As at June 30, 2014, the Company and Teekay were in compliance with all their covenants in respect of the Revolvers.

As at June 30, 2014, the Company had three term loans outstanding, which totaled $155.8 million (December 31, 2013 - $164 million). Interest payments on the term loans are based on a combination of fixed and variable rates where fixed rates range from 4.06% to 4.90% and variable rates are based on LIBOR plus a margin. At June 30, 2014, the margins ranged from 0.30% to 1.0% (December 31, 2013 - 0.30% to 1.0%). The term loan repayments are made in quarterly or semi-annual payments and two of the term loans have balloon or bullet repayments due at maturity in 2019 and 2021. The term loans are collateralized by first-priority mortgages on six of the Company’s vessels, together with certain other related security. Two of the term loans require that the Company’s subsidiaries maintain a minimum hull coverage ratio of 120% of the total outstanding balance for the facility period. As at June 30, 2014, the loan-to-value ratios ranged from 172% to 481%. The vessel values used in these ratios are appraised values prepared by the Company based on second-hand sale and purchase market data. A further delay in the recovery of the tanker market could negatively affect the ratios. The term loans are guaranteed by Teekay and contain covenants that require Teekay to maintain the greater of free cash (cash and cash equivalents) of at least $100.0 million and an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay’s total consolidated debt which has recourse to Teekay. As at June 30, 2014, the Company and Teekay were in compliance with all their covenants in respect of these term loans.

The Company and certain other subsidiaries of Teekay are borrowers under one term loan arrangement and one revolving credit facility. Under these arrangements, each of the borrowers is obligated on a joint and several basis. For accounting purposes, obligations resulting from long-term debt joint and several liability arrangements are measured at the sum of the amount the Company agreed to pay, on the basis of its arrangement among its co-obligor, and any additional amount the Company expects to pay on behalf of its co-obligor. As of June 30, 2014, the term loan arrangement had an outstanding balance of $195.2 million, of which $96.2 million was the Company’s share. As of June 30, 2014, the revolving credit facility had an outstanding balance of $80.9 million, of which $35 million was the Company’s share. The Company does not expect to pay any amount on behalf of its co-obligors.

The weighted-average effective interest rate on the Company’s long-term debt as at June 30, 2014, was 1.12% (December 31, 2013 – 1.1%). This rate does not reflect the effect of the Company’s interest rate swap agreements (see note 6).

The aggregate annual long-term principal repayments required to be made by the Company under the Revolvers and term loans subsequent to June 30, 2014 are $10.2 million (remaining 2014), $52 million (2015), $22.7 million (2016), $410.2 million (2017) and $53.1 million (2018) and $61.2 million (thereafter).

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

6.	Derivative Instruments

The Company uses derivatives in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.

Realized and unrealized (losses) gains relating to the Company’s interest rate swaps have been reported in realized and unrealized (loss) gain on non-designated derivative instruments in the consolidated statements of income (loss). During the three months and six months ended June 30, 2014, the Company recognized realized losses of $2.5 million and $5.0 million, respectively, and unrealized gains of a $0.7 million and $2.4 million, respectively, relating to its interest rate swaps. During the three and six months ended June 30, 2013, the Company recognized realized losses of $2.5 million and $4.9 million, respectively, and unrealized gains of $5.3 million and $6.9 million, respectively, relating to its interest rate swaps.

The following summarizes the Company’s interest rate swap positions as at June 30, 2014:

	Interest Rate Index	Notional Amount	Fair Value / Carrying Amount of Asset (Liability)
				Remaining Term	Fixed Interest Rate
		$	$	(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap	USD LIBOR 6 month	200,000	(8,315)	2.3	2.61
U.S. Dollar-denominated interest rate swap	USD LIBOR 3 month	100,000	(14,585)	3.3	5.55

(1)	Excludes the margin the Company pays on its variable-rate debt, which, as of June 30, 2014, ranged from 0.3% to 1.0%.

The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreements. In order to minimize risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.

In addition, the Company has a stock purchase warrant entitling it to purchase up to 750,000 shares of common stock of TIL at a fixed price of $10 per share. The stock purchase warrant expires on January 23, 2019. For purposes of vesting, the stock purchase warrant is divided into four equally sized tranches. Each tranche will vest and become exercisable when and if the fair market value of a share of the TIL common stock equals or exceeds $12.50, $15.00, $17.50 and $20.00, respectively, for such tranche for any ten consecutive trading days, subject to certain trading value requirements. As of June 30, 2014, the fair value of the stock purchase warrant was $4.0 million, which is reflected in derivative assets on the Company’s consolidated balance sheet. During the three and six months ended June 30, 2014, the Company recognized an unrealized loss of $1.8 million and an unrealized gain of $0.6 million, respectively, relating to the changes in the value of the warrant. Unrealized gains and losses are reflected in realized and unrealized (loss) gain on derivative instruments in the Company’s consolidated statements of income (loss).

7.	Financial Instruments

a.	Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Note 11 to the Company’s audited consolidated financial statements filed with its Annual Report on the Form 20-F for the year ended December 31, 2013.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at the fair value on a recurring basis.

		June 30, 2014		December 31, 2013
	Fair Value Hierarchy Level	Carrying Amount Asset / (Liability)	Fair Value Asset / (Liability)	Carrying Amount Asset / (Liability)	Fair Value Asset / (Liability)
		$	$	$	$
Recurring:
Cash and cash equivalents	Level 1	21,764	21,764	25,646	25,646
Derivative instruments
Interest rate swap agreements	Level 2	(22,900)	(22,900)	(25,268)	(25,268)
Stock purchase warrant	Level 3	4,026	4,026	—	—

Other:
Investment in term loans and interest receivable (note 3)	Level 3	—	—	136,061	134,857
Loan to joint venture	Note (1)	8,680	Note (1)	9,830	Note (1)
Long-term debt, including current portion	Level 2	(609,398)	(563,925)	(744,634)	(679,910)

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

(1)

The Company’s loan to the High-Q joint venture, together with the Company’s equity investment in the joint venture, are included in the carrying value of the Company’s interest in entity accounted investments in these consolidated financial statements. The fair value of the individual components of such aggregate interest as at June 30, 2014 and December 31, 2013 was not determinable.

Changes in fair value during the three and six months ended June 30, 2014 and 2013 for the Company’s derivative instrument, a TIL stock purchase warrant, which is described below and is measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

	Three Months Ended		Six Months Ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
	$	$	$	$
Fair value at the beginning of the period	5,857	—	—	—
Fair value on issuance	—	—	3,420	—
Unrealized (loss) gain included in earnings	(1,831)	—	606	—

Fair value at the end of the period	4,026	—	4,026	—

During January 2014, the Company received a stock purchase warrant entitling it to purchase up to 750,000 shares of the common stock of TIL at a fixed price of $10 per share (see note 6). The estimated fair value of the stock purchase warrant was determined using a Monte-Carlo simulation and is based, in part, on the historical price of common shares of TIL, the risk-free interest rate, vesting conditions and the historical volatility of comparable companies. The estimated fair value of the stock purchase warrant as of June 30, 2014 is based on the historical volatility of comparable companies of 54.1%. A higher or lower volatility would result in a higher or lower fair value of this derivative asset.

b.	Financing Receivables

The following table contains a summary of the Company’s financing receivables by type and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

			June 30, 2014	December 31, 2013
Class of Financing Receivable	Credit Quality Indicator	Grade	$	$
Loan to joint venture	Other internal metrics	Performing	8,680	9,830
Investment in term loans and interest receivable	Collateral	Non-performing(1)	—	136,061

			8,680	145,891

(1)

The borrowers under the Loans were in default on their interest payment obligations since the first quarter of 2013, and subsequently, in default of the repayment of the loan maturity date in July 2013. On March 21, 2014, the Company took ownership of the vessels held as collateral in satisfaction of the term loans and accrued interest (see note 3), and the vessels were sold in May 2014 (see note 10).

8.	Capital Stock and Stock-Based Compensation

The authorized capital stock of the Company at June 30, 2014 and December 31, 2013 was 100,000,000 shares of preferred stock, with a par value of $0.01 per share, 200,000,000 shares of Class A common stock, with a par value of $0.01 per share, and 100,000,000 shares of Class B common stock, with a par value of $0.01 per share. The share of Class A common stock entitles the holder to one vote per share while the share of Class B common stock entitles the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As of June 30, 2014, the Company had 71.2 million Class A shares and 12.5 million Class B shares issued and outstanding (71.1 million Class A and 12.5 million Class B shares issued and outstanding as of December 31, 2013). As at June 30, 2014, the Company had no shares of preferred stock issued.

In March 2014, a total of 17,073 Class A common shares, with an aggregate value of $0.1 million, were granted to the Company’s non-management directors as part of their annual compensation for 2014. These Class A common shares were issued from the 1,000,000 shares of Class A common stock reserved under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan and distributed to the directors.

The Company grants stock options and restricted stock units as incentive-based compensation under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan to certain non-management directors of the Company and to certain employees of Teekay subsidiaries that provide services to the Company. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For stock-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Company‘s stock-based compensation awards is reflected in general and administrative expenses in the Company’s consolidated statements of income (loss).

During June 2014, the Company granted 0.1 million stock options with an exercise price of $4.25 per share to an officer of the Company. Each stock option granted in June 2014 has a ten-year term and vests equally over three years from the grant date. During March 2014, the Company granted 0.2 million stock options with an exercise price of $4.10 per share to non-management directors of the Company. Each stock option granted in March 2014 has a ten-year term and vests immediately.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The weighted-average grant-date fair value of stock options granted in June 2014 and March 2014 was $1.38 per option and $1.37 per option, respectively, estimated on the grant date using the Black-Scholes option pricing model. The following assumptions were used in computing the fair value of the stock options granted: expected volatility of 46.0% for the June 2014 grant and 47.7% for the March 2014 grant; expected life of five years; dividend yield of 2.8% for the June 2014 grant and 2.9% for the March 2014 grant; and risk-free interest rate of 1.6%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees of Teekay that receive stock options from Teekay. The expected volatility was based on historical volatility as calculated using historical data during the five years prior to the grant date.

During June 2014, the Company also granted 0.4 million restricted stock units to an officer of the Company, with a fair value of $1.4 million. During March 2014, the Company also granted 0.2 million restricted stock units to certain employees of Teekay subsidiaries that provides services to the Company with fair value $0.9 million. Each restricted stock unit is equal in value to one share of the Company’s common shares plus reinvested distributions from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Any portion of a restricted stock unit award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in this case, the restricted stock unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted stock unit awards, net of withholding taxes, is paid to each recipient in the form of common shares.

During the six months ended June 30, 2014, the Company recorded expenses of $0.2 million related to stock options (2013 - $nil) and $0.7 million related to the restricted stock units (2013 - $0.2 million). During the six months ended June 30, 2014, 122,146 restricted stock units with a market value of $0.6 million vested and that amount was paid to the grantees by issuing 68,322 shares of Class A common stock, net of withholding taxes.

9.	Related Party Transactions

a.

The Company charters two vessels to Teekay. In addition, Teekay and its wholly-owned subsidiary and the Company’s manager, Teekay Tankers Management Services Ltd. (or the Manager), provide commercial, technical, strategic and administrative services to the Company. In addition, certain of the Company’s vessels participate in pooling arrangements that are managed in whole or in part by subsidiaries of Teekay (collectively the Pool Managers). For additional information about these arrangements, please read “Item 7 – Major Shareholders and Related Party Transactions – Related Party Transactions – Pooling Agreements” in our Annual Report on Form 20-F for the year ended December 31, 2013. Amounts received and paid by the Company for such related party transactions for the periods indicated were as follows:

	Three Months Ended		Six Months Ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
	$	$	$	$
Time-charter revenues (i)	3,671	3,671	7,302	7,302
Pool management fees and commissions (ii)	1,093	967	2,311	1,997
Commercial management fees (iii)	326	264	579	570
Vessel operating expenses - crew training	329	268	679	666
Vessel operating expenses - technical management fee (iv)	1,443	1,412	2,841	2,859
Strategic and administrative service fees	2,466	2,717	5,152	5,446

(i)	The Company charters-out the Pinnacle Spirit and Summit Spirit to Teekay under fixed-rate time-charter contracts, which expire in October of 2014.
(ii)	The Company’s share of the Pool Managers’ fees that are reflected as a reduction to net pool revenues from affiliates on the Company’s consolidated statements of income (loss).
(iii)

The Manager’s commercial management fees for vessels on time-charter out contracts and spot-traded vessels not included in the pool, which are reflected in voyage expenses on the Company’s consolidated statements of income (loss).

(iv)	The cost of ship management services provided by the Manager has been presented as vessel operating expenses.

b.

The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented on the Company’s consolidated balance sheets in due from affiliates or due to affiliates, are without interest or stated terms of repayment. In addition, $5.4 million and $5.8 million were payable to the Manager as at June 30, 2014 and December 31, 2013, respectively, for reimbursement of the Manager’s crewing and manning costs to operate the Company’s vessels and such amounts are included in due to affiliates on the consolidated balance sheets. The amounts owing from the Pool Managers for monthly distributions are reflected in the consolidated balance sheets as pool receivables from affiliates, are without interest and are repayable upon the terms contained within the applicable pool agreement. In addition, the Company had advanced $20.4 million and $20.3 million as at June 30, 2014 and December 31, 2013, respectively, to the Pool Managers for working capital purposes. These amounts, which are reflected in the consolidated balance sheets in due from affiliates, are without interest and are repayable when applicable vessels leave the pools.

c.

In April 2010, when the Company purchased the Kaveri Spirit from Teekay, Teekay provided an indemnification to the Company for the costs required to repair heating coils on the Suezmax tanker. During the first quarter of 2014, the repairs were performed to coincide with the scheduled drydocking of the vessel. The Company received $1.3 million as indemnification from Teekay, which was treated as a reduction to the purchase price originally paid by the Company for the vessel.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

10.	Sale of Vessels

In May 2014, the Company sold two wholly-owned subsidiaries, each of which owned one VLCC, to TIL for aggregate proceeds of $154 million plus related working capital on closing of $1.7 million. The Company received $154 million in cash during the second quarter of 2014 and the remainder of the purchase price was received from TIL in July 2014. The Company used $152 million of the sale proceeds to prepay one of the Company’s revolving credit facilities and the remainder of the proceeds will be used for general corporate purposes.

The Company recognized a $10.0 million gain on the sale of the two subsidiaries to TIL in the quarter ended June 30, 2014, which is reflected in the Company’s consolidated statements of income (loss).

11.	Income (Loss) Per Share

Basic income (loss) per share is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted income (loss) per share is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. The components of basic and diluted income (loss) per share are as follows:

	Three Months Ended		Six Months Ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
	$	$	$	$
Net income (loss)	4,589	(5,724)	31,021	(7,677)

Weighted average number of common shares - basic	83,676,425	83,591,030	83,646,230	83,591,030

Dilutive effect of stock-based awards	290,449	—	316,165	—
Weighted average number of common shares - diluted	83,966,874	83,591,030	83,962,395	83,591,030

Net income (loss) per common share:
- Basic	0.05	(0.07)	0.37	(0.09)
- Diluted	0.05	(0.07)	0.37	(0.09)

12.	Shipbuilding Contracts

On April 8, 2013, the Company entered into agreements with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four, fuel-efficient 113,000 dead-weight tonne Long Range 2 (or LR2) product tanker newbuildings plus options to order up to an additional 12 vessels. The payment of the Company’s first shipyard installment was contingent on the Company receiving acceptable refund guarantees for the shipyard installment payments. In May 2013, STX commenced a voluntary financial restructuring with its lenders, and as a result, STX’s refund guarantee applications were temporarily suspended. In October and November 2013, the Company exercised its options to order eight additional newbuildings, in aggregate, under option agreements relating to the original STX LR2 shipbuilding agreements signed in April 2013. STX did not produce shipbuilding contracts within the specified timeframe of the option declarations and informed the Company that there was no prospect of the refund guarantees being provided under any of the firm or option agreements. Therefore, STX is in breach of the option agreements. In December 2013, the Company terminated the newbuilding agreements and in February 2014, the Company terminated the option agreements. In February 2014, the Company commenced a legal action against STX for damages.

13.	Subsequent Events

On August 1, 2014, the Company acquired from Teekay a 50% interest in its conventional tanker commercial management and technical management operations, including the direct ownership in three commercially managed tanker pools, which generate fee income from commercially managing currently a fleet of approximately 89 vessels and technically managing currently a fleet of approximately 51 vessels, including vessels owned by the Company. The purchase price for this acquisition was approximately $15 million, paid in in Class B common shares of the Company at a price of $3.70 per share. The Company will account for its interest in the conventional tanker commercial management and technical management operations by the equity method.

TEEKAY TANKERS LTD.

JUNE 30, 2014

PART I – FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in Item 1 – Financial Statements of this Report on Form 6-K and with our audited consolidated financial statements contained in Item 18 – Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 5 – Operating and Financial Review and Prospects of our Annual Report on Form 20-F for the year ended December 31, 2013.

General

Our business is to own crude oil and product tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. As of June 30, 2014, a total of 12 of our vessels operated under fixed-rate time-charter out contracts, one of our vessels operated in the spot market and 15 of our vessels and two chartered-in vessel operated in the spot market in pooling arrangements, a majority of which are managed in whole or in part by subsidiaries of Teekay Corporation (or Teekay). As at June 30, 2014, our fleet was comprised of the following vessels:

	Owned Vessels (1)	Chartered-in Vessels (2)	Total
Fixed-rate:
Suezmax Tankers	2	—	2
Aframax Tankers	8	—	8
MR Product Tankers(3)	1	—	1
VLCC Tankers(4)	1	—	1

Total Fixed-Rate Fleet(5)	12	—	12

Spot-rate:
Suezmax Tankers	8	—	8
Aframax Tankers(6)	3	2	5
LR2 Product Tankers(7)	3	—	3
MR Product Tankers	2	—	2

Total Spot Fleet(8)	16	2	18

Total Teekay Tankers Fleet	28	2	30

1.	Vessels owned by Tanker Investments Ltd. (or TIL) are excluded from the fleet list.
2.

In addition to the in-chartered vessels included in the table, as at June 30, 2014, we had entered into six additional time-charter-in agreements for two Aframax tankers and four LR2 tankers that are expected to deliver at various times during the second half of 2014.

3.	Medium Range (MR) product tankers.
4.	We own a Very Large Crude Carrier (VLCC) through a 50/50 joint venture.
5.	Four time-charter out contracts are scheduled to expire in 2014, four in 2015, three in 2016, none in 2017 and one in 2018.
6.

The Aframax tanker BM Breeze is currently time-chartered in for a 12-month period ending January 2015, with options to extend up to an additional 24 months. The Aframax tanker Yasa Golden Dardanelles is currently time-chartered in for a 12-month period ending June 2015, with options to extend up to an additional nine months.

7.	Long Range 2 (LR2) product tankers.
8.

As at June 30, 2014, the four vessel class pooling arrangements in which we participate were comprised of a total of 33 Suezmax tankers, 28 Aframax tankers, 18 LR2 tankers and 41 MR tanker vessels, respectively, including vessels owned by other pool members.

Significant Developments in 2014

VLCC Mortgage Loan Resolution and Sale of VLCCs to Tanker Investments Ltd. (TIL)

In March 2014, we exercised our rights under security documentation to realize the amounts owed under our investment in term loans and assumed full ownership of two 2010-built Very Large Crude Carrier (or VLCC) vessels, which previously secured the investment in term loans. At the time of our assumption of ownership, these vessels had a fair value of approximately $144 million, which exceeded the carrying value of the loans. As a result, in the first quarter of 2014 we recognized $9.1 million of interest income owing under the loans.

As of March 31, 2014, the two VLCC vessels were classified as held for sale, and in early May 2014, we sold the two wholly-owned subsidiaries, each of which owned one of the VLCCs, to TIL for aggregate proceeds of $154 million, plus related working capital on closing. We recognized a $10 million gain on the sale of the VLCCs in the second quarter of 2014.

Investment in Tanker Investments Ltd.

In January 2014, we and Teekay jointly created TIL, which will seek to opportunistically acquire, operate, and sell modern secondhand tankers to benefit from an expected recovery in the currently cyclical low of the tanker market. TIL completed a $250 million equity private placement in which we and Teekay co-invested $25 million each for a combined 20% initial ownership in the new company. In addition, we each received a stock purchase warrant to acquire up to an additional 750,000 shares of TIL’s common stock, linked to TIL’s future share price performance. In March 2014, TIL completed a $175 million initial public offering and listed its shares on the Oslo Stock Exchange, which reduced our ownership interest in TIL from 10.0% to 6.5%.

As of June 30, 2014, TIL had completed the acquisition of two 2010-built VLCC vessels from us, four 2009-built Suezmax tankers from Teekay and five 2009 and 2010-built Aframax tankers and two 2012-built coated Aframax vessels from third parties.

Acquisition of Teekay’s Commercial and Technical Operations

On August 1, 2014, the Company acquired from Teekay a 50% interest in its conventional tanker commercial management and technical management operations, including the direct ownership in three commercially managed tanker pools, which generate fee income from commercially managing currently a fleet of approximately 89 vessels and technically managing currently a fleet of approximately 51 vessels, including vessels owned by the Company. The purchase price for this acquisition was approximately $15 million, paid in in Class B common shares of the Company at a price of $3.70 per share. The Company will account for its interest in the conventional tanker commercial management and technical management operations by the equity method.

Fixed-Rate Time Charter Coverage

During the second quarter of 2014, we secured in-charter contracts on four LR2 vessels and two Aframax vessels which will be delivered at various times in the second half of 2014. These in-chartered vessels will increase the total number of our in-chartered vessels to eight. On average, the new in-charter contracts have daily rates of $15,975 and $15,600 for the LR2 vessels and Aframax vessels, respectively.

Commencement of Legal Action for Damages

On April 8, 2013, we entered into agreements with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four, fuel-efficient 113,000 dead-weight tonne LR2 product tanker newbuildings plus options to order up to an additional 12 vessels. The payment of our first shipyard installment was contingent on us receiving acceptable refund guarantees for the shipyard installment payments. In May 2013, STX commenced a voluntary financial restructuring with its lenders, and as a result, STX’s refund guarantee applications were temporarily suspended. In October and November 2013, we exercised our options to order eight additional newbuildings, in aggregate, under option agreements relating to the original STX LR2 shipbuilding agreements signed in April 2013. STX did not produce shipbuilding contracts within the specified timeframe of the option declarations and, informed us that there was no prospect of the refund guarantees being provided under any of the firm or option agreements. Therefore, STX is in breach of the option agreements. In December 2013, we terminated the newbuilding agreements and in February 2014, we terminated the option agreements. In February 2014, we commenced a legal action against STX for damages.

Results of Operations

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in Item 5 - Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2013.

In accordance with GAAP, we report gross revenues in our consolidated statements of income (loss) and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated “time-charter equivalent” (or TCE) rates, which represent net revenues (or revenue less voyage expenses) divided by revenue days, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter out contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates where applicable.

Three and Six Months Ended June 30, 2014 versus Three and Six Months Ended June 30, 2013

The following table presents our operating results for the three and six months ended June 30, 2014 and 2013, and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure:

	Three Months Ended		Six Months Ended
(in thousands of U.S. dollars)	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Revenues	44,433	40,636	97,074	82,762
Interest income from investment in term loans	—	2,856	9,118	5,683
Less: Voyage expenses	(3,612)	(2,449)	(5,051)	(5,362)

Net revenues	40,821	41,043	101,141	83,083

Vessel operating expenses	23,585	24,832	46,379	47,886
Time-charter hire expenses	1,112	1,951	2,164	3,937
Depreciation and amortization	12,425	11,921	24,927	23,785
General and administrative	3,163	3,362	6,355	6,923
Loss provision on investment in term loans	—	4,511	—	4,511
(Gain) loss on sale of vessels	(9,955)	—	(9,955)	71

Income (loss) from operations	10,491	(5,534)	31,271	(4,030)

Interest expense	(2,274)	(2,604)	(4,621)	(5,115)
Interest income	60	20	198	24
Realized and unrealized (loss) gain on derivative instruments	(3,614)	2,748	(1,970)	1,982
Equity income (loss)	15	(167)	2,609	(168)
Other (expenses) income	(89)	(187)	3,534	(370)

Net income (loss)	4,589	(5,724)	31,021	(7,677)

Tanker Market

Crude tanker spot rates in the second quarter of 2014 averaged approximately 20% to 30% higher compared to the same period of 2013, reflecting improving tanker market fundamentals and higher fleet utilization compared to the previous year.

Since the beginning of the third quarter of 2014, Aframax and Suezmax spot rates experienced a counter-seasonal rally to the highest levels seen in the month of July since 2008. The third quarter rate spike was primarily due to refinery throughput increasing as seasonal refinery maintenance concluded, coupled with an increase in long-haul Suezmax movements from the Atlantic to Pacific, fear-driven stockpiling due to uncertainty caused by unrest in Iraq, and vessel delays at U.S. Gulf and Mediterranean ports. We believe that this significant increase in tanker rates, during what is usually a weak part of the year for crude tankers, is a further sign of improving tanker market fundamentals and is a positive signal ahead of the seasonally stronger winter market, which typically begins in the fourth quarter.

LR2 product tanker rates strengthened in the early part of the second quarter due to higher naphtha exports from the Middle East and Europe to Asia before declining in June due to increased competition from cheaper liquefied petroleum gas. MR product tanker spot rates weakened during the second quarter of 2014 due to a combination of lower U.S. export volumes and the impact of new fleet supply growth.

The global tanker fleet grew by 2.6 million deadweight tonnes (mdwt), or 0.5%, in the first half of 2014 compared to 10.8 mdwt, or 2.2%, in the same period of 2013. A significant portion of this fleet growth occurred in the MR product tanker sector while the world Suezmax and Aframax crude tanker fleets shrank by a net of two vessels, or 0.4%, and 13 vessels, or 2.1%, respectively, during the first six months of 2014. Taking into account newbuilding orderbook slippage and scrapping, the world tanker fleet is forecasted to grow by approximately 1.2% in 2014, the lowest level of tanker fleet growth since 2001, and by approximately 1.6% in 2015. The mid-size tanker fleet is forecasted to further reduce in size during the second half of 2014 and into 2015 as scrapping of older vessels is expected to outweigh new deliveries into the fleet.

In its July 2014 “World Economic Outlook Update,” the International Monetary Fund revised its outlook for global GDP growth in 2014 downward from 3.7% to 3.4%, with global GDP growth in 2015 unchanged at 4.0%. The downward revision is mainly due to a weaker than expected GDP growth in the United States for the first quarter of 2014 as a result of extreme weather events, softening domestic demand in China, geopolitical instability in Russia and Ukraine, and a less optimistic growth outlook for several emerging markets.

Global oil demand is projected to grow by 1.2 million barrels per day (mb/d) in 2014 and 1.4 mb/d in 2015 based on the average of forecasts by the International Energy Agency, the Energy Information Administration, and OPEC. Accelerating global oil demand growth coupled with very low tanker fleet growth, particularly in the crude sectors, is expected to drive an increase in tanker fleet utilization and spot tanker rates during the remainder of 2014 and 2015.

Fleet and TCE Rates

As at June 30, 2014, we owned 27 double-hulled conventional oil and product tankers, time-chartered in two Aframax vessels from a third parties, and owned a 50% interest in one VLCC which delivered in June 2013.

	Three Months Ended June 30, 2014			Three Months Ended June 30, 2013
	Net Revenues (1)	Revenue Days	Average TCE per Revenue Day	Net Revenues (2)(3)	Revenue Days	Average TCE per Revenue Day
	(in thousands)			(in thousands)
Voyage-charter contracts - Suezmax	$11,697	727	$16,089	$8,352	728	$12,150
Voyage-charter contracts - Aframax	$4,108	266	$15,462	$3,030	267	$12,406
Voyage-charter contracts - LR2	$3,642	273	$13,340	$3,262	273	$12,795
Voyage-charter contracts - MR	$2,121	182	$11,656	$1,580	159	$13,905
Voyage-charter contracts - VLCC	$855	76	$11,280	—	—	—
Time-charter out contracts - Suezmax	$3,670	182	$20,166	$3,638	182	$20,228
Time-charter out contracts - Aframax	$13,415	761	$17,628	$14,560	877	$17,094
Time-charter out contracts - MR	$3,296	91	$36,219	$3,765	114	$33,425

Total	$42,804	2,558	$16,737	$38,187	2,600	$14,687

(1)	Excludes a total of $1.4 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.6 million in off-hire bunker and other expenses.
(2)	Excludes interest income from investment in term loans of $2.9 million for the three months ended June 30, 2013.
(3)	Excludes a total of $1.3 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.2 million in off-hire bunker and other expenses.

	Six Months Ended June 30, 2014			Six Months Ended June 30, 2013
	Net Revenues (1)(2)	Revenue Days	Average TCE per Revenue Day	Net Revenues (2)(3)	Revenue Days	Average TCE per Revenue Day
	(in thousands)			(in thousands)
Voyage-charter contracts - Suezmax	$30,924	1,412	$21,905	$17,883	1,418	$12,611
Voyage-charter contracts - Aframax	$10,123	532	$19,030	$6,574	623	$10,552
Voyage-charter contracts - LR2	$7,396	543	$13,621	$7,407	543	$13,641
Voyage-charter contracts - MR	$4,534	362	$12,525	$1,851	191	$9,691
Voyage-charter contracts - VLCC	$1,323	96	$13,805	—	—	—
Time-charter out contracts - Suezmax	$7,326	362	$20,237	$7,349	370	$19,862
Time-charter out contracts - Aframax	$27,702	1,573	$17,606	$28,514	1,686	$16,912
Time-charter out contracts - MR	$6,362	181	$35,150	$10,034	332	$30,223

Total	$95,690	5,061	$18,908	$79,612	5,163	$15,420

(1)	Excludes a total of $2.9 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.8 million in off-hire bunker and other expenses.
(2)	Excludes interest income from investment in term loans of $9.1 million and $5.7 million for the six months ended June 30, 2014 and June 30, 2013, respectively.
(3)	Excludes a total of $2.6 million in pool management fees and commissions payable by us to Teekay for commercial management of our vessels and $1.1 million in off-hire bunker and other expenses.

Net Revenues. Net revenues were $40.8 million and $101.1 million for the three and six months ended June 30, 2014, respectively, compared to $41.0 million and $83.1 million, respectively, for the same periods in the prior year. The decrease for the three months ended June 30, 2014 and increase for the six months ended June 30, 2014 were primarily due to:

•	a decrease of $2.9 million for the three months ended June 30, 2014 due to a decrease in interest income earned on our investments in term loans;

•	a net decrease $1.4 million for the six months ended June 30, 2014 due to more off-hire days in the first six months of 2014;

•	a net decrease of $0.6 million for the three months ended June 30, 2014 due to higher pool management fees, commissions and off-hire bunker expense;

•	a decrease of $0.4 million for the three months ended June 30, 2014 due to lower average realized rates earned by our MR product tankers;

•	net decreases of $0.4 million and $1.6 million for the three and six months ended June 30, 2014 due to various vessels changing employment between fixed-rate charters and spot voyage charters; and

•

a net decrease of $1.6 million for the six months ended June 30, 2014 due to the redelivery of one in-chartered Aframax tanker to its owner, partially offset by the addition of two VLCCs and two in-chartered Aframax tankers;

offset by

•	an increase of $3.4 million for the six months ended June 30, 2014 due to an increase in interest income recognized on our investments in term loans;

•	increases of $2.9 million and $13.2 million for the three and six months ended June 30, 2014 due to higher average realized rates earned by our Suezmax tankers;

•	increases of $0.8 million and $5.3 million for the three and six months ended June 30, 2014 due to higher average realized rates earned by our Aframax tankers;

•	an increase of $0.5 million for the six months ended June 30, 2014 due to higher average realized rates earned by our MR product tankers;

•	increases of $0.2 million and $0.4 million for the three and six months ended June 30, 2014 due to higher rate on an out-chartered Aframax tanker; and

•	an increase of $0.1 million for the three months ended June 30, 2014 due to higher average realized rates earned by our LR2 product tankers.

Vessel Operating Expenses. Vessel operating expenses were $23.6 million and $46.4 million for the three and six months ended June 30, 2014, respectively, compared to $24.8 million and $47.9 million, respectively, for the same periods in the prior year. The changes in operating expenses primarily are the result of:

•	net decreases of $1.2 million and $2.1 million for the three and six months ended June 30, 2014, respectively, relating to the timing and extent of planned vessel maintenance;

•	decreases of $0.5 million and $0.9 million for the three and six months ended June 30, 2014, respectively, primarily due to lower insurance renewal rates and timing of port disbursements; and

•	decreases of $0.5 million and $0.7 million for the three and six months ended June 30, 2014, respectively, relating to the differences in crew composition and the timing of crew related costs;

partially offset by

•	an increase of $1.3 million for the six months ended June 30, 2014 relating to a heating coil repair for a Suezmax tanker in the first quarter of 2014; and

•

increases of $0.8 million and $1.0 million for the three and six months ended June 30, 2014, respectively, relating to the operating expenses incurred by the two VLCCs, which joined our fleet on March 21, 2014 and were subsequently sold to TIL on May 9, 2014.

Time-charter Hire Expenses. Time-charter hire expenses were $1.1 million and $2.2 million for the three and six months ended June 30, 2014, respectively, compared to $2.0 million and $3.9 million, respectively, for the same periods in the prior year, primarily due to the redelivery of an in-chartered Aframax tanker to its owner in late 2013, which was partially offset by the addition of an in-chartered Aframax tanker in early 2014.

Depreciation and Amortization. Depreciation and amortization expense was $12.4 million and $24.9 million for the three and six months ended June 30, 2014, respectively, compared to $11.9 million and $23.8 million, respectively, for the same periods in the prior year. The increase primarily relates to higher amortization of dry-docking expenditures in the first half of 2014.

General and Administrative Expenses. General and administrative expenses were $3.2 million and $6.4 million for the three and six months ended June 30, 2014, respectively, compared to $3.4 million and $6.9 million, respectively, for the same periods in the prior year. The changes primarily are the result of:

•	decreases of $0.3 million and $0.8 million for the three and six months ended June 30, 2014, respectively, due to lower administrative and strategic management fees incurred; and

•	net decreases of $0.1 million and $0.1 million for the three and six months ended June 30, 2014, respectively, as a result of lower corporate expenses incurred;

partially offset by

•

increases of $0.1 million and $0.3 million for the three and six months ended June 30, 2014, respectively, due to increased stock-based compensation granted to our board of directors, an officer of the Company and to certain employees of Teekay subsidiaries that provide services to us in the three and six months ended June 30, 2014.

(Gain) loss on sale of vessels. In May 2014, we sold to TIL two wholly-owned subsidiaries, each of which owns one VLCC, for aggregate proceeds of $154 million plus related working capital on closing. We recognized a $10.0 million gain on this transaction for the three and six months ended June 30, 2014. In January 2013, we completed the sale of one Aframax tanker for proceeds of $9.1 million and recognized a $0.1 million loss on this transaction for the six months ended June 30, 2013. Please refer to Item 1 – Financial Statements: Note 10 – Sale of Vessels.

Interest expense. Interest expense was $2.3 million and $4.6 million for the three and six months ended June 30, 2014, respectively, compared to $2.6 million and $5.1 million, respectively, for the same periods in the prior year. The reductions in interest expense for the three and six months ended June 30, 2014 were due primarily to the prepayment of $152 million on one of our revolving credit facilities on May 15, 2014 as well as a decrease in the rate of interest on our variable rate debt.

Realized and unrealized gains and losses on derivative instruments. Realized and unrealized losses on interest rate swaps were $1.8 million and $2.6 million for the three and six months ended June 30, 2014, respectively, compared to realized and unrealized gains of $2.8 million and $2.0 million, respectively, for the same periods in the prior year. As at June 30, 2014, we had interest rate swap agreements with aggregate average outstanding notional amounts of $300.0 million and with weighted-average fixed rates of 4.48%, compared to $345.0 million and with weighted-average fixed rates of 3.3% at June 30, 2013.

The changes in the fair value of the interest rate swaps resulted in an unrealized gain of $0.7 million and $2.4 million for the three and six months ended June 30, 2014, respectively, compared to unrealized gains of $5.3 million and $6.9 million, respectively, for the same periods in the prior year, and were primarily due to increases in forward interest rates.

In addition to interest rate swaps, we have a stock purchase warrant entitling us to purchase up to 750,000 shares of common stock of TIL at a fixed price. The stock purchase warrant had a fair value of $4.0 million as of June 30, 2014 and we recognized an unrealized loss of $1.8 million in the three months ended June 30, 2014 and an unrealized gain of $0.6 million in the six months ended June 30, 2014. Please refer to Item 1 – Financial Statements: Note 6 – Derivative Instruments.

Equity income (loss). Equity income (loss) was nil and $2.6 million for the three months and six ended June 30, 2014, respectively, compared to a loss of $0.2 million for each of the same periods in the prior year. The increase of $0.2 million in the three months ended June 30, 2014 is primarily due to increased equity earnings from the High-Q joint venture, partially offset by an equity loss from TIL. The increase in the six months ended June 30, 2014 primarily relates to a $2.1 million dilution gain as a result of our reduced ownership interest in TIL from TIL’s share issuance completed as part of its initial public offering in March 2014. Please refer to Item 1 – Financial Statements: Note 4 – Equity Accounted Investments.

Other (expenses) income. Other expenses were $0.1 million and other income was $3.5 million for the three and six months ended June 30, 2014, respectively, compared to other expenses of $0.2 million and $0.4 million, respectively, for the same periods in the prior year. The increase in the six months ended June 30, 2014 primarily relates to income of $3.4 million recognized upon receipt of the TIL stock purchase warrant in the three months ended March 31, 2014, which we received in exchange for our involvement in the formation of TIL.

Net income (loss). As a result of the foregoing factors, we generated net income of $4.6 million and $31.0 million for the three and six months ended June 30, 2014, respectively, compared to a net loss of $5.7 million and $7.7 million, respectively, for the same periods in the prior year.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from the sale of vessels, and capital raised through financing transactions. As at June 30, 2014, our total consolidated cash and cash equivalents were $21.8 million. Our total consolidated liquidity, including cash and undrawn credit facilities, was $250 million as at June 30, 2014, compared to $173.9 million as at December 31, 2013. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents and undrawn long-term borrowings, which we believe will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Our short-term liquidity requirements are for the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in-charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Our long-term capital needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the acquisition or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of expenditures to sustain our operating capacity or revenue generated by our existing fleet. Our primary sources of funds for our long-term liquidity needs are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof.

Our primary revolving credit facility is repayable in full November 2017. As of June 30, 2014, the facility had an outstanding balance of $387 million. Immediately preceding its maturity in November 2017, the maximum amount available under the facility is $349.4 million. Our ability to refinance any amounts outstanding under this facility on maturity in November 2017 will likely depend on the recovery of the tanker market. If the tanker market does not recover as expected, we may need to raise additional liquidity through the issuance of common shares, preferred shares or bonds, or a combination thereof. Alternatively, we may renegotiate our primary revolving credit facility to extend repayment of the facility. This may result in an increase in the rate of interest we pay on amounts borrowed under the facility. In addition, our future liquidity requirements may impact the types of investments we make prior to the refinancing of the revolving credit facility.

Our revolving credit facilities and term loans are described in Note 5 to our consolidated financial statements included in Item 1 – Financial Statements of this Report. Our revolving credit facilities and term loans contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect. Our revolving credit facilities and term loans require us to maintain financial covenants. Should we not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at June 30, 2014, we and Teekay were in compliance with all covenants relating to our revolving credit facilities and term loans.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

	Three Months Ended
	June 30, 2014	June 30, 2013
	(in thousands)	(in thousands)
Net cash flow provided by operating activities	4,613	17,958
Net cash flow used for financing activities	(138,987)	(10,502)
Net cash flow provided by investing activities	130,492	3,911

Operating Cash Flows

Net cash flow provided by operating activities primarily reflects fluctuations as a result of changes in vessel utilization and realized TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, and vessel additions and dispositions. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates and as a result of the reduction in global oil demand caused by a slow-down in global economic activity.

Net cash flow provided by operating activities decreased by $13.3 million for the six months ended June 30, 2014 compared to the same period in 2013. This decrease was primarily due to the following:

•	a $34.6 million decrease in operating cash flows due to the timing of the settlement of operating assets and liabilities; and

•	a $2.1 million decrease in operating cash flows relating to more dry-docking costs incurred in the six months ended June 30, 2014 compared to the same period in 2013;

partially offset by

•

an increase of $23.4 million in operating earnings before depreciation, amortization, unrealized gains/loss on derivative instruments and changes in other non-cash items related to operating activities, primarily as a result of an increase in average TCE rates earned by our spot-traded vessels and from an increase in interest income recognized from our investment in the term loans.

Financing Cash Flows

Net cash flow used for financing activities in the six months ended June 30, 2014 increased by $128.5 million compared to the same period in 2013 primarily as a result of an increase of $137.0 million in cash outflows as a result of increased long-term debt prepayments (primarily as a result of cash generated from our sale of two VLCCs as described below), partially offset by a net increase in proceeds from additional borrowings under our revolving credit facilities and term loans. For the six months ended June 30, 2014 compared to the same period in 2013, we borrowed $4.8 million more under our revolving credit facilities, repaid $2.4 million less and prepaid $137.0 million more of our long-term debt.

Investing Cash Flows

Net cash flow provided by investing activities in the six months ended June 30, 2014 increased by $126.6 million compared to the same period in 2013 primarily due to the following:

•	an increase of $154.0 million in cash inflows due to gross proceeds from the sale of two wholly-owned subsidiaries, each of which owned one VLCC, to TIL in May of 2014;

•

$1.2 million in cash inflows related to the term loan advance recoveries made as a result of us taking ownership of the two 2010-built VLCC tankers, which were collateral for all amounts owing under the term loans, including net earnings of the vessels under our commercial and technical management (we took over the management of the vessel in May 2013 as a result of the default of the borrowers under the two term loans);

•	$1.2 million cash inflow as a result of net repayments made to us by the High-Q joint venture in the six months June 30, 2014; and

•	a decrease of $0.4 million in cash outflows due to fewer capital upgrade expenditures for the fleet during the six months ended June 30, 2014, compared to the same period in 2013;

partially offset by

•

an increase of $21.0 million in cash outflows from making investments in equity accounted investments (we invested $25.0 million in the shares of common stock of TIL in the six months ended June 30, 2014, as compared to $4.0 million invested in High-Q joint venture in the same period in 2013); and

•	a decrease of $9.1 million due to the sale of one Aframax tanker in January 2013 for the proceeds of $9.1 million.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at June 30, 2014:

		Remainder	2015	2017
		of	and	and	Beyond
(in millions of U.S. dollars)	Total	2014	2016	2018	2018
Long-term debt (1)	609.4	10.2	74.7	463.3	61.2
Chartered-in vessels (operating leases) (2)	31.4	15.5	15.9	—	—

Total	640.8	25.7	90.6	463.3	61.2

(1)

Excludes expected interest payments of $3.4 million (remaining in 2014), $11.9 million (2015 and 2016), $4.4 million (2017 and 2018) and $1.2 million (beyond 2018). Expected interest payments are based on the existing interest rates for fixed-rate loans that range from 4.06% to 4.9% and existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.3% to 1.0% at June 30, 2014. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2)

Excludes payments required if we execute all options to extend the terms of six in-chartered leases. If we exercise all options to extend the terms of in-chartered leases, we would expect total payments of $15.5 million (2014), $40.2 million (2015), $16.0 million (2016) and $0.2 million (2017).

Critical Accounting Estimates

We prepare our financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in this section and Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2013. There have been no significant changes to these estimates and assumptions in the six months ended June 30, 2014, except with regards to the valuation of derivative asset recognized in the three months ended March 31, 2014, discussed below.

Valuation of Derivative Instruments

Description. Our risk management policies permit the use of derivative financial instruments to manage interest rate risk. In addition, we have a stock purchase warrant, a type of option agreement, to acquire up to an additional 750,000 shares of TIL’s common stock at a fixed price. See Item 1 – Financial Statements: Note 6 – Derivative Instruments. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings in the consolidated statement of income (loss).

Judgments and Uncertainties. The fair value of our derivative instruments and the change in fair value of our derivative instruments from period to period result from our use of interest rate swap agreements and our holding of a stock purchase warrant. The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements in an arm’s length transaction under normal business conditions at the reporting date. For interest rate swap agreements, we take into account current interest rates and the current credit worthiness of ourselves and the swap counterparties. The estimated amount for interest rate swap agreements is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date. For the stock purchase warrant, we take into account the stock price of TIL, and expected volatility of the TIL stock price and an estimate of the risk-free rate.

The fair value of our interest rate swap agreements at the end of each period is most significantly impacted by the interest rate implied by the benchmark interest rate yield curve, including its relative steepness. Interest rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our interest rate swap agreements is typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest rate also materially impact our interest rate swap agreements.

The fair value of our interest rate swap agreements is also impacted by changes in our specific credit risk included in the discount factor. We discount our interest rate swap agreements with reference to the credit default swap spreads of global industrial companies with a similar credit rating and by considering any underlying collateral. The process of determining credit worthiness requires significant judgment in determining which source of credit risk information most closely matches our risk profile.

The benchmark interest rate yield curve and our specific credit risk are expected to vary over the life of the interest rate swap agreements. The larger the notional amount of the interest rate swap agreements outstanding and the longer the remaining duration of the interest rate swap agreements, the larger the impact of any variability in these factors will be on the fair value of our interest rate swaps. We economically hedge the interest rate exposure on a significant amount of our long-term debt and for long durations. As such, we have historically experienced, and we expect to continue to experience, material variations in the period-to-period fair value of our derivative instruments.

The fair value of our stock purchase warrant at the end of each period is most significantly impacted by the stock price of TIL and the expected volatility of the TIL stock price. TIL seeks to opportunistically acquire, operate and sell modern second hand tankers to benefit from an expected recovery in the current cyclical low of the tanker market. Pending such transactions, TIL is employing its oil tankers on the spot market. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. The cyclical nature of the tanker industry may cause significant increases or decreases in the value of TIL’s vessels, TIL’s stock price and the value of the stock purchase warrant we hold.

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the interest rate swap agreements or sell the stock purchase warrant at the reporting date, the amount we would pay or receive to terminate the interest rate swap agreements and the amount we would receive upon sale of the stock purchase warrant may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See Item 1 – Financial Statements: Note 6 – Derivative Instruments for the effects on the change in fair value of our derivative instruments on our consolidated statements of income (loss).

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended June 30, 2014 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	The timing and certainty of our future growth prospects and opportunities, including future vessel acquisitions;

•	our financial position and ability to acquire additional assets;

•

tanker market conditions and fundamentals, including the balance of supply and demand in these markets, the expected recovery in the current cyclically-low tanker market, and spot tanker charter rates and oil production;

•	the relative size of the newbuilding orderbook and the pace of future newbuilding orders in the tanker industry generally;

•	tanker fleet utilization, including our ability to secure new fixed-rate time-charter out agreements;

•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks, including our ability to take advantage of a tanker market recovery;

•	our ability to generate surplus cash flow and pay dividends from our existing vessel fleet or from potential vessel acquisitions;

•	the sufficiency of working capital for short-term liquidity requirements;

•	our compliance with, and the effect on our business and operating results of, covenants under our term loans and credit facilities;

•	future capital expenditure commitments and the financing requirements for such commitments;

•

the effect on our business of our acquisition of an ownership interest in Teekay Operations, future growth in the number of vessels under management, and the expected future effect on our financial results;

•	TIL’s intent to opportunistically acquire, operate and sell modern second hand tankers and to benefit from the expected recovery in the tanker market;

•	our expectations regarding payments made on behalf of our co-obligors in connection with the loan arrangements in which certain other subsidiaries of Teekay Corporation are also borrowers;

•	continued material variations in the period-to-period fair value of our derivative instruments; and

•	our hedging activities relating to foreign exchange, interest rate and spot market risks.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements, which involve risks and uncertainties. Important factors that could cause actual results to differ materially include, but are not limited to: spot market rate fluctuations; changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or lower than expected levels of tanker scrapping; greater or lower anticipated levels of vessel newbuilding orders; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and our potential inability to renew or replace short- or medium- term contracts; our potential inability to implement our growth strategy; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; our potential inability to raise financing to purchase additional vessels; changes in interest rates and the capital markets; future issuances of our common stock; failure of TIL to acquire additional growth vessels or acquire vessels at prices below long-term average vessel values; changes in our costs, such as the cost of crews, dry-docking expenses and associated off-hire days; dry docking delays; failure of our Board of Directors and its Conflicts Committee to accept future acquisitions of vessels that may be offered by Teekay or third parties; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2013. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD.

JUNE 30, 2014

PART I – FINANCIAL INFORMATION

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations, changes in interest rates, changes in spot tanker market rates and changes in the stock price of TIL. We have not used foreign currency forward contracts to manage foreign currency fluctuation, but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use foreign currency forward contracts or interest rate swaps for trading or speculative purposes.

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Euro and British Pound. As at June 30, 2014, we had not entered into forward contracts as a hedge against changes in foreign exchange rates.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay debt. We use interest rate swaps to reduce our exposure to changes in interest rates. Generally our approach is to hedge a substantial majority of our floating-rate debt.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at June 30, 2014, that are sensitive to changes in interest rates, including our debt and interest rate swaps. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For the interest rate swaps, the table presents their notional amounts and weighted-average interest rates by their expected contractual maturity dates.

	Expected Maturity Date
	Remainder							Fair Value
	of							Asset /
	2014	2015	2016	2017	2018	Thereafter	Total	(Liability)	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable rate	5.3	42.2	12.9	401.3	45.1	59.9	566.7	521.0	0.85%
Fixed rate	4.9	9.8	9.8	8.9	8.0	1.3	42.7	42.9	4.79%

	10.2	52.0	22.7	410.2	53.1	61.2	609.4	563.9

Interest Rate Swaps
U.S. Dollar-denominated interest rate swap (2)	—	—	200.0	—	—	—	200.0	(8.3)	2.61%
U.S. Dollar-denominated interest rate swap (2)	—	—	—	100.0	—	—	100.0	(14.6)	5.55%

(1)

Rate refers to the weighted-average effective interest rate for our long-term debt, including the margin we pay on our variable-rate and fixed-rate debt. The fixed rate we pay under our interest rate swap agreements, as shown above, excludes the margin we pay on our variable-rate debt.

(2)

Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average variable rate paid to us under our interest rate swaps is set quarterly at the six-month and three-month LIBOR, respectively.

Equity Price Risk

We are exposed to the changes in the stock price of TIL. We have a stock purchase warrant entitling us to purchase up to 750,000 shares of common stock of TIL at a fixed price of $10 per share. The stock purchase warrant vests in four equally sized tranches. Each tranche will vest and become exercisable when and if the fair market value of a share of the Common Stock equals or exceeds $12.50, $15.00, $17.50 and $20.00, respectively, for such tranche for any ten consecutive trading days. The stock purchase warrant expires on January 23, 2019.

TEEKAY TANKERS LTD.

JUNE 30, 2014

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2013, which could materially affect our business, financial condition or results of operations.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

Our 2014 Annual Meeting of Shareholders was held on June 11, 2014. The following persons were elected directors for one-year period by the votes set forth opposite their names:

Terms Expiring in 2015	Votes For	Votes Withheld	Votes Against	Broker Non-Votes
Arthur Bensler	91,709,582	3,667,234	N/A	N/A
Bjorn Moller	91,728,743	3,648,073	N/A	N/A
Richard T. du Moulin	94,502,494	874,322	N/A	N/A
Richard J.F. Bronks	94,403,350	973,466	N/A	N/A
William Lawes	93,944,864	1,431,952	N/A	N/A

Item 6 – Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-194404) FILED WITH THE SEC ON MARCH 7, 2014.

REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-196915) FILED WITH THE SEC ON JUNE 20, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: September 5, 2014	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer
(Principal Financial and Accounting Officer)